	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: March 31, 2016
	Estimated average burden hours per response....12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- **68026**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rainmakers Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 3500
(No. and Street)

San Francisco   **CA**   **94104**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Soleymanlou   **(415) 946-8960**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name   if individual, state last, first, middle name)

2727 Paces Ferry Road SE, Suite 2-1680 Atlanta   Georgia   30339
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Jim Soleymanlou__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Rainmakers Partners, LLC__ as

of __December 31__ , __2018__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature



Notary Public



JOHN S RODA
Notary Public - State of New York
NO. 01RO6378035
Qualified in New York County
My Commission Expires Jul 16, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

RAINMAKERS PARTNERS, LLC.

Financial Statements and Schedules
as of December 31, 2018
With
Report of Registered Independent Public Accounting Firm

RAINMAKERS PARTNERS, LLC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RainMakers Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RainMakers Partners, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

February 27, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

RAINMAKERS PARTNERS, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	22,506
Prepaid Expenses		3,984
Total Assets	$	26,490

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	2,999
Member's Equity		23,491
Total Liabilities and Member's Equity	$	26,490

See Accompanying Notes.

2

RAINMAKERS PARTNERS, LLC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues		
Placement Fees	$	225,000
Retainer Fees		5,000
Other		800
Total Revenues		230,800
Operating Expenses		
Commissions Paid to Member		168,750
Other Operating Expenses		36,414
Consulting Services		11,100
Occupancy		3,155
Regulatory Expenses		5,012
Communications		938
Total Operating Expenses		225,369
Net Income	$	5,431

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

Balance - January 1, 2018	$	37,070
Contributions by Member		10,000
Distributions to Member		(29,010)
Net Income		5,431
Balance - December 31, 2018	$	23,491

RAINMAKERS PARTNERS, LLC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	5,431
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Prepaid Expenses		(2,540)
Increase in Accounts Payable and Accrued Expenses		308
NET CASH PROVIDED BY OPERATING ACTIVITIES		3,199
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by Member		10,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		10,000
NET INCREASE IN CASH		13,199
CASH BALANCE:		
Beginning of Period		9,307
End of Period	$	22,506

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Distribution of Investment in Partnership to member	$	(29,010)

See Accompanying Notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Rainmakers Partners, LLC (the "Company"), a limited liability company, was organized in November 2007 and became a broker-dealer in January 2010. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Cash: The Company maintains its bank account in a high credit quality institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a proprietorship. Income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax position and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Placement fees are based on terms specifically agreed upon with each client and are generally a percentage of capital raised from investors introduced by the Company. These fees are recognized and recorded when capital raised has occurred.

Agreement with customers ordinarily contain nonrefundable retainer fees. The retainer fees or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or service that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Effective January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers (Topic 606)" and related ASUs. ASU 2014-09 clarifies that revenue from contracts with clients should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration.

6

Adoption allowed either the full or modified retrospective transition method. Full retrospective transition required a cumulative effect adjustment to retained earnings as of the earliest comparative period presented. Modified retrospective transition required a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance. The Company used the modified retrospective method of transition, which requires a cumulative effect accounting adjustment as of the date of adoption. The Company did not have a cumulative-effect adjustment as of the date of adoption.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Pronouncements: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $19,507, which was $14,507 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .15 to 1.0.

NOTE C – LEASES

The Company leases office space under a month-to-month lease. Rent expense for the year ended December 31, 2018 was approximately $3,155.

NOTE D - CONCENTRATIONS

Substantially all revenues during 2018 were earned from one customer.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has a related party owned by its same member that is located in France. The foreign related party is engaged in unregulated foreign transactions similar to the business of the Company. There were no transactions with the related party during 2018.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

RAINMAKERS PARTNERS, LLC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

Member's Equity	$ 23,491
Less Non-allowable Assets:	
Prepaid Expenses	3,984
Net Capital Before Haircuts	19,507
Less Haircuts	-
Net Capital	19,507
Minimum Net Capital Required	5,000
Excess Net Capital	$ 14,507
Total Aggregrate Indebtedness	$ 2,999
Net Capital Based on Aggregate Indebtedness	$ 200
Percentage of Aggregate Indebtedness to Net Capital	15.37%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN A PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and as net capital reported above.

RAINMAKERS PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RainMakers Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) RainMakers Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RainMakers Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) RainMakers Partners, LLC stated that RainMakers Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RainMakers Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RainMakers Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RAINMAKERS PARTNERS, LLC
One Sansome Street, Suite 3500
San Francisco, CA 94104

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

To the best knowledge and belief of Rainmakers Partners, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent year ending December 31, 2018.

Digitally signed by Jim Soleymanlou
DN: cn=Jim Soleymanlou,
o=RainMakers Private Equity, ou,
email=jim@rainmakerspe.com, c=US
Date: 2019.02.26 15:57:14 +01'00'

Jim Soleymanlou
President